Exhibit 99.9

CONSENT OF AUTHOR

Tom E. McCandless, Ph.D., P.Geo.

VP Exploration – Mountain Province Diamonds Inc.

161 Bay Street Suite 1410

Toronto ON M5J 2S1

United States Securities and Exchange Commission

Re: Mountain Province Diamonds Inc.’s Incorporation by Reference of the 2018 “Mineral Resource Statement Estimate” with effective date of December 31st, 2018, and published on March 20th, 2019.

I, Tom E. McCandless, Ph.D., P.Geo., consent to the incorporation by Reference of the 2018 “Mineral Resource Statement Estimate” with effective date of December 31st, 2018, and published on March 20th, 2019.

I confirm that I have read the relevant sections of the Form 40F filing for Mountain Province Diamonds Inc. for the year ended December 31, 2018.

Dated this 20th day of March, 2019.

/s/ Tom E. McCandless, Ph.D., P.Geo.
Signature of Qualified Person

Tom E. McCandless, Ph.D., P.Geo.
Name of Qualified Person